Exhibit 99.1

Constellium to sell its Sierre plant’s assets currently leased to Novelis for €200 million

Amsterdam – February 1, 2018 – Constellium N.V. (NYSE and Euronext Paris: CSTM) today announced that it signed a binding agreement with Novelis to sell the North Building Assets of its Sierre plant in Switzerland, which have been leased and operated by Novelis since 2005, and to contribute the plant’s shared infrastructure to a 50-50 joint venture with Novelis. Constellium and Novelis agreed on a total purchase price for the transactions of €200 million.

Constellium will continue to own and operate its cast houses, plate and extrusion manufacturing plants and other manufacturing assets at Sierre. As part of this agreement, Constellium and Novelis also agreed to enter into long-term production and metal supply agreements.

Commenting on the transaction, Jean-Marc Germain, CEO of Constellium said: “We are pleased with this mutually beneficial outcome. We remain focused on serving our customers, executing our strategy and enhancing financial flexibility.”

Lionel Thomas, plant Director of Constellium Valais said: “We are looking forward to a renewed partnership with Novelis in Sierre. We expect this agreement to allow for a more sustainable and efficient collaboration between Constellium and Novelis, and thus to benefit our companies, and the local community in which we both operate.”

Constellium and Novelis have agreed to suspend the arbitration proceedings on the Sierre facility dispute until closing of this transaction, which is expected second quarter 2018 and subject to customary closing conditions.

About Constellium

Constellium (NYSE and Euronext Paris: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.7 billion of revenue in 2016.

Forward Looking Statement

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to the Tender Offers, the Redemption, the Satisfaction and Discharge, our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F and our registration statement on Form F-3, filed on October 30, 2017, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

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